Exhibit 12

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in millions, except ratios)

	Nine months ended September 30
	2006	2005

Ratios excluding interest on deposits:

Net income	$838	$780
Income tax expense	429	450
Less: Undistributed equity earnings	19	28
Fixed charges:
Interest on:
Borrowed funds	241	205
Long-term debt	1,073	720
One third of rents, net of income from subleases	18	13

Total fixed charges, excluding interest on deposits	1,332	938

Earnings before taxes and fixed charges, net of undistributed equity earnings	$2,580	$2,140

Ratio of earnings to fixed charges	1.94	2.28

Total preferred stock dividend factor (1)	$95	$45

Fixed charges, including the preferred stock dividend factor	$1,427	$983

Ratio of earnings to combined fixed charges and preferred stock dividends	1.81	2.18

Ratios including interest on deposits:

Total fixed charges, excluding interest on deposits	$1,332	$938
Add: Interest on deposits	2,246	1,199

Total fixed charges, including interest on deposits	$3,578	$2,137

Earnings before taxes and fixed charges, net of undistributed equity earnings	$2,580	$2,140
Add: Interest on deposits	2,246	1,199

Total	$4,826	$3,339

Ratio of earnings to fixed charges	1.35	1.56

Fixed charges, including the preferred stock dividend factor	$1,427	$983
Add: Interest on deposits	2,246	1,199

Fixed charges, including the preferred stock dividend factor and interest on deposits	$3,673	$2,182

Ratio of earnings to combined fixed charges and preferred stock dividends	1.31	1.53

(1)	Preferred stock dividends grossed up to their pretax equivalents.

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